(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-20828

CUSIP NUMBER 236277109

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Danka Business Systems PLC
Full Name of Registrant

Former Name if Applicable

Masters House, 107 Hammersmith Road
Address of Principal Executive Office (Street and Number)

London W14 0QH England
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Danka Business Systems PLC (“Danka” or the “Company”) has delayed filing its Annual Report on Form 10-K (the “Form 10-K”) for its fiscal year ended March 31, 2007 beyond the prescribed date of June 14, 2007 because it is actively pursuing a new senior secured financing that would be used, together with the proceeds of the previously completed sale of its European operations, to reduce and refinance the Company’s existing indebtedness. The presentations and negotiations associated with the anticipated new financing have significantly occupied the attention of Danka’s management, making it difficult for Danka to file the Form 10-K without unreasonable effort and expense.

Upon completion of this financing, the Company expects to reduce its overall indebtedness from approximately $254.0 million to approximately $120.0 million and to lower its interest expense by more than fifty percent. While no assurance can be given that the new financing will be consummated, the Company presently anticipates that it will complete the financing on or before June 22, 2007 and, consequently, will then be in a position to file the Form 10-K promptly thereafter and in any event by June 29, 2007. Because negotiations and finalization of the conditions relating to the anticipated new financing were not completed prior to June 14, 2007, the Company could not adequately assess its potential impact on the Company’s liquidity and the disclosures in the Form 10-K without unreasonable effort or expense. In the event that the Company files the Form 10-K prior to consummating this or an alternative financing, or completing one or more financial alternatives that are or may be available to Danka, the Company’s independent registered public accounting firm has indicated that its report on the Company’s financial statements to be contained in the Form 10-K would state that there is substantial doubt about the Company’s ability to continue as a going concern. The Company believes that filing the Form 10-K after completing the financing or another of the alternatives would more properly reflect its financial position and liquidity.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward K. Quibell	727	622-2100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report significant changes in its results of operations for the year ended March 31, 2007 compared to prior periods. On January 31, 2007, the Company completed the sale of its European businesses. Pursuant to a share purchase agreement (the “Share Purchase Agreement”) dated as of October 12, 2006 among the Company and Ricoh Europe B.V. (“Ricoh”), the Company sold its European businesses to Ricoh in a sale of all the outstanding capital stock of those European subsidiaries set forth in the Share Purchase Agreement for a purchase price of U.S. $215.0 million in cash, including an upward purchase price adjustment of U.S. $5.0 million. The operating activities of the Company’s European operations (including several non-operating companies not purchased by Ricoh) have been reported as discontinued operations and the consolidated financial statements have been adjusted to reflect this presentation. Summarized information for the European operations for the years ended March 31 is set forth below:

	2007	2006	2005
Revenues	$411,145	$523,718	$560,507
Net earnings (loss) from discontinued operations	8,934	(3,795)	(39,359)
Provision (benefit) for income taxes on discontinued operations	(3,382)	991	(26,205)
Gain (loss) on sale of discontinued operations, net of tax	1,872	(961)	—

The gain on the sale of discontinued operations included write offs of goodwill of $121.2 million, currency translation adjustments of $16.7 million and minimum pension liabilities of $14.0 million.

The following represents the European business unit’s carrying amounts of the major classes of assets and liabilities at March 31, 2006:

March 31, 2006 Carrying Amount
Assets
Cash and cash equivalents	$28,157
Restricted cash	14,324
Accounts receivable, net	112,747
Inventory	39,271
Prepaid expenses, deferred income taxes and other current assets	5,176
Property and equipment, net	12,540

Goodwill	111,669
Deferred income taxes	3,931
Other assets	2,204

Assets held for sale - discontinued operations	$330,019

Liabilities
Current maturities of long-term debt and notes payable	$251
Accounts payable	74,321
Accrued expenses and other current liabilities	37,876
Taxes payable	17,213
Deferred revenue	16,358
Long-term debt and notes payable, less current maturities	79
Deferred income taxes and other long-term liabilities	44,765

Liabilities held for sale - discontinued operations	$190,863

Danka Business Systems PLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2007	By	/s/ Edward K. Quibell
Edward K. Quibell Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).